

April 22, 2021

Daniel Vitt, Ph.D.
Chief Executive Officer
Immunic, Inc.
1200 Avenue of the Americas, Suite 200
New York, NY 10036

 Re: Immunic, Inc.
 Registration Statement on Form S-3
 Filed April 16, 2021
 File No. 333-255303

Dear Dr. Vitt:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Christine Westbrook at 202-551-5019 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Life Sciences

cc: Ilan Katz, Esq.